Date: July 6, 2009


Dear Fellow Shareholders:

During the past month, the Board has had numerous conversations with many of you in an effort to keep all shareholders informed of MPF's efforts to advance its hostile and complete takeover of BellaVista. After receipt of MPF's most recent letter of June 24, many of you have called and asked us to yet again respond to the misinformation MPF continues to spew. As a result of these requests, the Board has prepared a point-by-point response to MPF letter and this response is attached for your review.

It was also brought to our attention this past week by a number of shareholders that they have been receiving calls from individuals whom they thought were MPF employees. However, upon further questioning of the callers, our shareholders uncovered the fact that these callers were not MPF employees at all. Rather, these callers were employees of a telemarketing/solicitation company hired by MPF. In comparison, the 4 members of the BellaVista Board have personally made over 325 calls and personally spoken with over 250 shareholders thus far.

Many of you have indicated that you are disturbed by the latest tactic MPF is using to further its campaign to take over BellaVista and compared MPF's third party solicitation firm to the companies that pester you at dinner time trying to convince you to change your long distance or cable TV service.

What is more disturbing, however, is that the telemarketing firm's personnel are advising shareholders who indicate that they are supporting BVC (i.e. who express that they are against the MPF take over proposals) to at least complete and return MPF's proxy that calls for a special meeting. Accordingly, and like the shareholder requests for the Board to provide the attached point-by-point response to MPF's recent letter, we have had numerous calls from shareholders expressing their displeasure at being "telemarketed" by these MPF-hired third party solicitors. Also, you have asked us for clarification on how to handle the MPF proxy.

Because we believe MPF and their agents are attempting to mislead you, you need to be aware that:
    o You are not obligated in any way to sign or return any proxy to anyone.
    o By merely signing and returning the MPF proxies, you are giving MPF the rights to vote your shares for their own purposes for almost 1 year.
    o By voting "NO" and sending the proxy back to MPF, you likely will get on the MPF telemarketing "repeat call list".

Finally, as to a basic rule about proxy voting, you may complete as many proxy forms as you like (either from MPF or BVC) and the latest dated (most recently dated) proxy is the only one that will count, and you may revoke any proxies up to the time a vote is actually held. So, if you have returned an MPF proxy and, either because you have changed your mind or feel in anyway misinformed by their phone solicitations or misleading letters, you can change your vote to support BellaVista by completing and returning the BVC proxy when you receive it in several weeks. We all need to remind ourselves of the deceptive tactics MPF has continued to employ when each of us decides who we would rather have representing our interests and our investments.

To be clear, the BVC Board recommends that you do not return any of the MPF proxies. You will be receiving the BellaVista proxy material shortly.

The Board would like to take this opportunity to express our appreciation for the overwhelming support we have received from the vast majority of our shareholders in our conversations concerning this matter. If you have any questions regarding this correspondence, the attached response to the MPF June 24, 2009 letter, or any issue related to the MPF takeover proposal, please
contact board member, Patti Wolf, who  is  in  charge  of   shareholder
communications, and can be reached at 480-563-3351. You may also feel free to contact any of the other board members as well.

Sincerely,


William Offenberg     Jeff Black          Patti Wolf           Robert Puette
(408) 396-3971        (408) 499-0352      (480) 563-3351       (408) 309-3710

      BellaVista Response to MPF's June 24, 2009 Letter to BVC Shareholders
      ---------------------------------------------------------------------
       Excerpts from MPF's Letter are presented in quotes with "Red Font"


1. "The board revealed what we believe is its true concern about the D&O insurance: personal liability of the current board members!"
     -    MPF  continues  to mislead  you. And on top of that impugn the current
          Board members' character. So it appears that MPF has been reduced to mudslinging to obfuscate reality.
     - The fact is that when someone (e.g. supplier, employee, customer, or shareholder) sues a company, an officer of the company or the board of directors, any and all of the corporate entities and all persons associated with those entities (generally directors and officers) can also be named in these complaints. In fact these complaints usually add some number of "John Does" just in case the plaintiffs overlooked anyone, especially someone with deep pockets.
     - Due to this reality and the litigious nature of our society, a review of public company filings shows that virtually all publicly listed companies indemnify directors and officers and also carry some form of Directors and Officers insurance coverage.
     - It is likely that even MPF, in one or all of its corporate entities has some form of coverage for these sorts of liabilities which covers the company as well as their officers, partners and directors. That coverage may likely extend to the 5 officers that MPF has nominated to the BVC board. Ask MPF whether their 5 nominees are covered by errors and omissions policies and whether or not they are entitled to indemnification by the dozens of private investment funds that they manage, such as those that hold BellaVista shares. Why is this coverage or indemnification prudent for MPF, but becomes the basis for MPF's hurling sinister accusations at the BellaVista Board for maintaining the same standard protections?
     -    MPF is simply attempting, once again, to misstate the real issue.
          a. It is highly likely that MPF's officers have some form of similar coverage or indemnification from MPF so MPF's officers personally do not need that coverage as BVC board members.
          b. It is highly unlikely that BVC as a company would be covered by MPF's coverage and MPF has never offered this coverage. Therefore, this leaves BellaVista, as a company and its assets, completely exposed, which puts your share value at further risk.
     - This would be a much less contentious and misleading issue had MPF provided either the Board or you, the BVC shareholders, with a well thought out and detailed plan that would have normally included the answer to this issue.
     - We have checked with several corporate attorneys whose specialty is corporate governance and supporting corporate boards. All of these experts indicated that:
          a. It would be foolhardy and extremely ill-advised for any company (especially one publicly listed) to not have this type of coverage
          b. A company would have a great deal of difficulty recruiting officers and board members if it did not provide the normal indemnifications and insurance coverage due to the personal liability issue.
          c. All of the bluster from MPF on the issues of "free" directors and BVC not needing D&O insurance is MPF's attempt to cover for the lack of a well thought out and detailed plan as well as covering up another oversight on their part.
          d. The issue has nothing to do with MPF's misleading and salacious implication relative to the Board's fiduciary responsibilities.

     - Finally, this issue has nothing to do with the Board being worried about carrying out their fiduciary duties. This is just another example of MPF presenting half truths and slinging mud.
          a. Reread this point in their last letter and it becomes quite obvious.
          b. MPF should simply admit that the officers MPF has nominated are in some form or fashion indemnified and covered through MPF.

2. "MPF's proposal will save BellaVista money in the coming year, and, most importantly, will likely save BellaVista even more in the years to come."
     - In a meeting with MPF we shared the financials properly categorized and not inflated by the REO expenses which our auditors required us to do in 2008 prior to assuming control of certain of the entities controlling those REOs.
     - In April we presented ACTUAL expense data (not estimates) for the first 6 months (October 2008 through March 2009). We also sent this data to you in our first letter related to MPF. This data showed that MPF had made the wrong assumptions in developing their fee proposal and their boast of huge cost saving.
     - Now faced with a better understanding of the financials, MPF realizes that their boasts of substantial cost savings were erroneous and one might conclude even misleading. So what does MPF offer now, a price cut and a low price guaranty. We would expect something like this at a used car dealer or when buying a TV at Best Buy!
     - As to our expenses, as the REO properties are sold and the management needs of the portfolio decreases, our expense will decrease commensurately.
          a. The outsourced asset management fee of 1% of asset value will drop proportionately.
          b. The number of CEO hours needed should drop substantially once the few, more complex properties are sold and the last several litigation matters relating to certain REO properties are settled.
          c. We have already decreased the size of the Board by 1 last year in the restructuring. We plan to continue on that path of decreasing either the board size or the compensation as the number of properties decreases and issues facing the company become less complex.
          d. In the final analysis our plan of controlled liquidation is on track and will better serve our shareholders at operating costs that today are on par with what MPF promises.

3. "MPF and BellaVista are saying contradictory things about the relative tax efficiency of share redemptions versus dividends. What is the truth?"
     - Now MPF has finally defined how they would structure using dividend distributions and has explained that these distributions would be treated as a return of capital. A return of capital is not taxable.
     - However, and more importantly, a distribution on shares characterized as a return of capital will NOT create a capital loss and, therefore, will not be deductible.
     - On the other hand, BVC's plan to repurchase shares will create a capital loss which for a large number of BVC shareholders would be deductible against any capital gain from other sources, and, subject to annual limitations, against ordinary income from other sources.
     - The BVC Board is neither ignorant nor lying but simply stating a basic tax fact. From what we have been told, MPF has no plan to liquidate the company in the foreseeable future, nor to effect share redemptions at estimated asset value. So your shares may be locked up, with no ability to realize capital losses on your initial investment, for an indefinite period of time.

     - This is simply another instance of MPF having not fully thought out and developed a plan prior to March when MPF demand we resign and let them take complete control.
     - It was only after we raised this issue multiple times both in our written questions and verbally to Rob Dixon, Chip Patterson and Glen Fuller, did MPF finally decide that they needed to investigate the issue of the taxability of the dividend.
     - By now you should all realize that MPF continues to play catch-up by creating issues based on selectively presenting "the facts".

4. "The board has implied that changes in MPF's proxy that were suggested by the SEC mean that MPF's statements were misleading. Is that true?"
     - MPF explains away a few of the clarifications made in their June 5 letter MPF after SEC comments. However, the fact remains that MPF seems to have been somehow externally motivated to "clarify" (i.e.
          retract) a number of their misleading statements about the current Board, Management and Company performance.
     - The following is a sampling of the items that MPF "clarified" after an extended review period at the SEC. Excerpts from MPF's Letter are presented in quotes with "Red Font"
          a. "Catastrophic Destruction of Value" and BellaVista had "Squandered 73% of the value"...
               --> MPF Clarification: "one cannot prove, of course, that BellaVista Management "caused" such declines..."
               --> The 73% is incorrect as most shareholders tax basis is approximately $8.50 per share and not $10.
          b. "MPF's investing has historically produced gross returns of over 20%,..."
               --> MPF has routinely failed to mention (until now) the fees and expenses that MPF takes "off the top" of any returns from their investment funds. Further, these fees and expenses would appear to add up to 25% of the gross return (on a relative basis). So, in the best of circumstances with a cooperative real estate market, it would seem that returns to investors are more likely to be substantially lower.
          c. "But there is no guarantee from us (MPF), or current management, that you (the shareholder) will receive $2.73 per share or less or more."
               --> Well, So much for any guarantee representing MPF as "a better bet"
          d. "We can make no prediction, and are not making a prediction, about the future net realizable value of BellaVista stock under our management."
               -->  Another retraction required in the proxy material
          e. "We (MPF) believe it's a better bet" giving MPF total control of BVC
               -->  A "better bet" - an interesting choice of words.
               --> Is this offered as assurance that it would be better to place your bet with MPF versus relying on the current Board of 4 individual shareholders, who bought their shares at $10 with their personal funds and have never sold any of these shares.
               --> The alternative MPF offers is a complete takeover with accountability only to MPF, a private equity group that "makes bets" mostly with other people's money and who have bought their shares at prices ranging from $1.00 to $2.25 and will award themselves a 2% management fee and a 15% stock option.

5. "Has BellaVista really spent over $72,000 fighting this proxy so far, before it has even filed its preliminary proxy statement?"
     - On March 17 MPF began this disruptive, distracting and costly process by sending the BVC Board a one page take over demand letter, a one and a quarter page "business plan" that dealt mostly with their fee and stock option and some nice brochures.
          a.   MPF  demanded  that the  entire  BVC Board  immediately  agree to resign in favor of the MPF nominees and
          b.   Hand over complete management of BVC and its assets to MPF.
          c.   MPF gave the BCV Board 10  business  days to respond or MPF would deem their proposal rejected.
     - How much effort and thought went into those not quite 3 pages that MPF sent?
     - As to MPF's lower cost and being more efficient than BVC at this game, well, of course, MPF can play out these takeover attempts at relatively low costs as compared to their "targets" like BellaVista. This is an element of MPF's business strategy and they have done this numerous times. MPF already has the in-house staff necessary including an attorney and all of the expertise and documentation required.
     - BVC is not in the business of dealing with these types of extraordinary actions nor do we have any full time staff to grind through the issues that this type of hostile action generates. We use outside counsel and advisers where we feel appropriate and cost effective.
     - To date we have likely spent $72,000 from March through the completion of the BVC proxy material. However, that includes the substantial time and effort expended, prior to this proxy battle, to respond to MPF's initial proposal, to communicate through correspondence with our shareholders and to make the required SEC Current Report filings regarding those communications.
     - It is unfortunate. Some of this expense might have been avoided had MPF accepted our invitation (as offered at the conclusion of our meeting on April 20) to submit further questions or to meet again and work collaboratively to a solution. Unfortunately, MPF chose a different path and escalated the take over attempt by going directly to the BVC shareholders.

6. "MPF's motivations and incentives as a shareholder are exactly the same as yours--to maximize the value of our investment."
     -    The facts certainly do not support this claim.
     - MPF is a closely held private equity group that has its own family of 50 investment funds and over 5,000 shareholders
     - MPF purchased their BVC shares at prices approximately 80% less than the majority of the individual BVC shareholders, including all the members of the current Board.
     - MPF and their partners and officers have compensation programs and a tax structure that could very well be at odds with the best interests of the individual BellaVista shareholder
     - MPF would have little to no accountability to you, BVC's individual shareholders, as MPF will have total control of all decision making and of all the usual checks and balances that would normally provide accountability.
     - MPF will function as BVC's asset manager, BVC's administrative management, BVC's "investment advisor" and control BVC's Board of
          Directors, which effectively results in a situation with zero accountability and no real checks and balances.
     - MPF can unilaterally determine the basis for the annual 2% management fee MPF will pay themselves as well as what "extraordinary expenses" will not be covered by this fee.
     - As shareholders, draw your own conclusions. Who is better aligned with your interests as individual BVC shareholders, a Board of 4 fellow shareholders or MPF, a private equity group, which will be in total control?

7. "Why are we proposing to give ourselves an option to purchase 15% of the outstanding shares, and how would this affect me?"
     -    Again, MPF tells only half the story.
     - The additional shares issued against this option would equal 15% of the total number of shares outstanding, which today would be 1,675,715 shares additional shares issued. There is no question that this will be dilutive to the existing BVC shareholders.
     - Also, understand that this is just an additional opportunity for MPF to collect another fee, albeit related to share value. It is another fee none the less.
     -    The current Board has no such incentive or bonus.
     - Effectively MPF has awarded itself the potential of taking another 15% bite out of the ultimate return to the BVC shareholders.
     - Yes, the current Board and officers receives reasonable compensation for the time and the work we perform on behalf of all shareholders of the company. This compensation has been disclosed in detail in numerous BVC SEC filings.
     - In the context of rewards, please think about MPF's offer of "free" directors.
          a. The key point - MPF (directly) and the "free" MPF nominees to the BVC Board (indirectly) will be compensated for their time through the 2% annual management fee MPF will pay its management company and the stock option MPF will award itself.